SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                   National Medical Health Card Systems, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    636918302
                                 (CUSIP Number)

                                 Bert E. Brodsky
                              26 Harbor Park Drive
                            Port Washington, NY 11050
                                 (516) 605-6610

                                 with a copy to:
                          Kenneth A. Lefkowitz, Esquire
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                          New York, New York 10004-1482
                                 (212) 837-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2004
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |_|

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302


-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


            Bert E. Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        332,307
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY                        10,172
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         332,307
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          10,172
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            342,479

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Lee Jared Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        36,946
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         36,946
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,946

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


            David Craig Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        36,946
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         36,946
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,946

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302


-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           Jeffrey Holden Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        36,946
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
             EACH                --------- ------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         36,946
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,946

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


            Jessica Brodsky Miller

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        36,946
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         36,946
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,946

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Muriel M. Brodsky, individually and in her capacity as sole trustee of each of the Bert E. Brodsky Revocable Trust, Irrevocable Trust of Lee Jared Brodsky, Irrevocable Trust of David Craig Brodsky, Irrevocable Trust of Jeffrey Holden Brodsky, and the Irrevocable Trust of Jessica Brodsky Miller

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        4,056
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY                        10,172
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         4,056
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          10,172
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,228

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .4%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------

Item 1.           Security and Issuer.


     This Amendment No. 1 amends the Statement on Schedule 13D filed by the undersigned on November 10, 2003 with respect to the common stock, par value $.001 per share ("Common Stock"), of National Medical Health Card Systems, Inc., a Delaware corporation (the "Issuer"), as follows:

Item 2.           Identity and Background.

         Item 2(c) is hereby amended to reflect the following information:

     On March 19, 2004, Brodsky resigned as Chairman of the Board of the Issuer, but continues to serve as a member of the Issuer's Board of Directors.

Item 4.           Purpose of Transaction.

     Item 4 is hereby amended by adding the following after the last paragraph thereof:

     On March 18, 2004, at the annual meeting of stockholders of the Issuer, each of the Filers voted such Filer's Covered Securities pursuant to the Support Agreement in favor of, among other things, (a) an amendment to the Certificate of Incorporation of the Issuer, among other things, (i) increasing the number of authorized shares of preferred stock of the Issuer to 15,000,000 shares, (ii) increasing the authorized number of shares of Common Stock of the Issuer to 35,000,000 shares and (iii) removing provisions relating to the classification of the Board of Directors of the Issuer, and (b) the issuance and sale of the Preferred Stock pursuant to the Purchase Agreement.

     Pursuant to the Support Agreement, the Filers tendered an aggregate of 4,448,900 shares of Common Stock owned by them into the Offer, all of which shares were purchased by the Issuer pursuant to the Offer on March 19, 2004, following the expiration of the Offer. On March 19, 2004, at the Closing, the Company issued and sold to New Mountain the Preferred Stock pursuant to the Purchase Agreement.

Item 5.           Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as follows (with Item 2 being amended to reflect the information set forth in Item 5(e) below):

     (a) Based on the 7,965,327 shares stated by the Issuer to be outstanding as of February 6, 2004 in its Proxy Statement delivered to stockholders in connection with the annual meeting held on March 18, 2004, and taking into account the 4,449,100 shares purchased by the Issuer pursuant to the Offer as reported in its press release dated March 19, 2004, each of the Filers may be deemed to "beneficially own" (as defined in Rule 13d-3 under the Exchange Act) shares of Common Stock as follows:

     (1) Brodsky: 342,479 shares (8.9% of the outstanding shares of Common Stock), which amount includes (i) warrants to purchase 30,000 shares of Common Stock, (ii) options to purchase 300,000 shares of Common Stock, (iii) 10,000 shares of Common Stock held under the Brodsky Trust and (iv) 172 shares of Common Stock owned by P.W. Capital.

     (2) LJB: 36,946 shares (1.1% of the outstanding shares of Common Stock).

     (3) DCB: 36,946 shares (1.1% of the outstanding shares of Common Stock).

     (4) JHB: 36,946 shares (1.1% of the outstanding shares of Common Stock).

     (5) JBM: 36,946 shares (1.1% of the outstanding shares of Common Stock).

     (6) MMB: 14,228 shares (0.4% of the outstanding shares of Common Stock), which amount is comprised of 172 shares of Common Stock owned by P.W. Capital and, in MMB's capacity as sole trustee, 14,056 shares of Common Stock held under the Trusts.

     (b) Each of the Filers has sole voting and dispositive power with respect to the shares of Common Stock reported above, except that (i) Brodsky and MMB, in her capacity as sole trustee of the Brodsky Trust, may be deemed to share voting and dispositive power with respect to the 10,000 shares of Common Stock held under the Brodsky Trust and (ii) Brodsky and MMB may be deemed to share voting and dispositive power with respect to the 172 shares of Common Stock owned by P.W. Capital.

     (c) On March 19, 2004, the Issuer purchased the following shares of Common Stock pursuant to the Offer at a price of $11.00 per share, net to the seller in cash:

     (1) Brodsky: 2,990,763 shares, plus (i) 90,000 shares held under the Brodsky Trust and (ii) 1,553 shares owned by P.W. Capital.

     (2) LJB: 332,515 shares.

     (3) DCB: 332,516 shares.

     (4) JHB: 332,515 shares.

     (5) JBM: 332,515 shares.

     (6) MMB: In her capacity as sole trustee, 36,523 shares held under the Trusts (other than the Brodsky Trust). See Item 5(c)(1) above for information with respect to the Brodsky Trust and P.W. Capital.

     (d) Not applicable.

     (e) See Item  5(c).  The  Filers  disclaim  that they are a  "group"  under
Section 13(d)(3) of the Exchange Act. This Amendment No. 1 constitutes the final
Schedule 13D amendment of each of LJB, DCB, JHB, JBM and MMB with respect to the Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/Bert E. Brodsky
Dated: March 22, 2004                      Bert E. Brodsky


                                        /s/David Craig Brodsky
Dated: March 22, 2004                      David Craig Brodsky


                                        /s/Jeffrey Holden Brodsky
Dated: March 22, 2004                      Jeffrey Holden Brodsky


                                        /s/Jessica Brodsky Miller
Dated: March 22, 2004                      Jessica Brodsky Miller


                                        /s/Lee Jared Brodsky
Dated: March 22, 2004                      Lee Jared Brodsky


Dated: March 22, 2004                    /s/Muriel M. Brodsky
                                            Muriel M. Brodsky, individually and
                                            in her capacity as the sole trustee
                                            of:


                                     (i) That certain Trust created pursuant to
                                      an Agreement by and between Bert E.
                                      Brodsky,  as Grantor,  and Muriel M.
                                      Brodsky, as Trustee, dated May 24, 1999

                                     (ii)  That certain Trust created  pursuant
                                      to an Agreement by and between Lee Jared
                                      Brodsky, as Settlor, and Muriel M.
                                      Brodsky, as Trustee, dated January 1, 2002

                                    (iii)  That certain Trust created pursuant
                                     to an Agreement by and between David Craig
                                     Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                    (iv) That certain Trust created pursuant to
                                     an Agreement by and between Jeffrey Holden
                                     Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                    (v) That certain Trust created pursuant to an Agreement by and between Jessica Brodsky Miller f/k/a Jessica Heather Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001